05006908

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 24 2005
WASH. D.C.
152

March 18, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
APR 01 2005
THOMSON
FINANCIAL

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Press Release

Stockholm, March 11, 2005

Notice of Annual General Meeting of Shareholders, April 11, 2005

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on April 11, 2005.

Attachment: Notice of Investor's Annual General Meeting 2005.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting ("the Meeting") to be held on Monday, April 11, 2005, at 3:00 p.m. at Cirkus, Djurgårdsslätten 43-45, Stockholm, Sweden. Registration for the Meeting will commence at 1:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 1, 2005, and

must notify the Company of their intention to attend the Meeting no later than on Tuesday, April 5, 2005, at 1:00 p.m. in writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10, or on the website of Investor AB www.investorab.com, when notification should also be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, April 1, 2005. Shareholders are requested to inform their nominees well in advance of this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The power of attorney in the original and the certificate of registration, where applicable, should be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, well in advance to the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda.

4. Election of two persons to attest to the accuracy of the minutes.

5. Decision on whether proper notice of the Meeting has been made.

6. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

7. The President's address.

8. Report on the work of the Board of Directors, the Compensation Committee, the Audit Committee and the Finance and Risk Committee.

9. Resolutions regarding adoption of the income statement and the balance sheet, as well as of the consolidated income statement and the consolidated balance sheet for the Investor Group.

10. Resolution regarding discharge from liability of the Members of the Board of Directors and the President.

11. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

12. Decisions on the number of Members and Deputy Members of the Board of Directors who shall be appointed by the Meeting.

13. Decisions on the compensation that shall be paid to the Board of Directors and auditors.

14. Election of Chairman of the Board of Directors, other Members and Deputy Members of the Board of Directors.

15. Proposal for resolution to authorize the Board of Directors to decide on purchase and transfer of own shares.

16. Proposals for a resolution on principles for compensation and on other terms of employment for management and long-term incentive program for management and other employees.

17. Proposal for resolution regarding a Nomination Committee.

18. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 11 – Dividend and record date
The Board of Directors and the President propose an ordinary dividend to the shareholders of 2.25 Swedish kronor per share and that Thursday, April 14, 2005, shall be the record date for receipt of dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Tuesday, April 19, 2005.

Item 15 - Purchase and transfer of own shares
The Board of Directors proposes that the Board is authorized, during the period until the next Annual General Meeting, to decide on (i) purchase of the Company's shares

on Stockholmsbörsen and purchase according to purchase offerings to shareholders respectively (ii) transfer of the Company's shares on Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of the shareholders' preferential rights and that payment may be effected other than in cash. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company. The purpose of the proposed repurchase option is to give the Board of Directors wider freedom of action in the work with the Company's capital structure. The Board's complete proposal for decision will be available at the Company as of Friday, March 11, 2005.

Item 16 - Resolution on principles for compensation and on other terms of employment for management and long-term incentive program for management and other employees

Item 16A - Principles for compensation and on other terms of employment for the management
"Management" and "executives" refer to the President and the other members of the Management.

The Board of Directors' proposal, which is in line with previous compensation given to the Management and is based on agreements entered into between Investor and each executive, is as follows: Investor shall endeavour to offer competitive compensation which will enable the Company to recruit and retain executives. The compensation to the Management shall consist of basic salary, variable salary, pensions, other compensation and long-term incentive programs. The long-term incentive programs are dealt with under item 16B.

The basic salary shall be in line with market conditions and competitive and take into account the responsibilities and experience of the individual. Basic salary will be reviewed every other year.

The variable salary shall for the President not exceed 60 per cent, and for other executives not exceed 80 per cent, of the basic salary. Payment of the variable salary assumes that both quantitative and qualitative objectives have been met, whereby 25 per cent of the variable salary is based on the development of Investor's net asset value, 25 per cent on the results for the relevant business area or department and 50 per cent on the result of the achievement of individual targets.

Pension benefits shall consist of a defined benefit pension plan based on premiums on parts of salary up to 30 basic income amounts and a defined contribution plan on parts of salary above 20 basic income amounts. The ratio of pension provisions to basic salary depends on the age of the executive. The age of retirement for the President and other executives shall be 60 years.

Non-monetary benefits shall be on market terms and shall contribute to facilitating the executive's discharge of his or her tasks.

The Company and executives may terminate the contract of employment at six months' notice and severance pay shall not exceed 24 months of basic salary.

Item 16B - Long-term incentive program
The Board of Directors proposes that the Meeting approve the proposal by the Board of Directors regarding the scope and key principles for Investor's 2005 employee stock options and share program.

The Board of Directors may grant 1.4 million employee stock options to be allocated among all employees, except Management, based on position, basic salary and achievement of objectives. This number of employee stock options is based on the assumption that the average closing price of the Investor share during the period 12 - 18 April 2005 (the "Valuation Period") will be SEK 100 (the "Valuation Price"). If the Valuation Price changes, the value of each employee stock option will increase or decrease and, consequently, the number of employee stock options that the Board of Directors may allocate will also change. The employee stock option program will have the same structure as during the last five years, meaning, inter alia, a seven-year maturity and vesting linked to continued employment during three years from 20 January 2005 (the day immediately following the release of the year-end report). The exercise price shall be an amount per share corresponding to 110 per cent of the average closing price of the Investor share during the Valuation Period.

Furthermore, the Board of Directors may allocate a combined employee stock option and share program to the President and the other members of the Management. This employee stock option and share program constitutes a part of the contractual compensation scheme for these executives. The employee stock option part is structured in the same way and on the same terms as for other employees as set out above, and comprises, based on the Valuation Price, 200,000 employee stock options. The share part comprises, based on the Valuation Price, 60,000 shares. Vesting is linked to continued employment during three to five years, and the shares will be available after five years (so-called restricted stock). The exact number of employee stock options and shares to be allocated to executives will be determined after the end of the Valuation Period.

The maximum allocation of employee stock options and shares is in terms of value linked to the basic salary of each executive and corresponds for the President to 60 per cent and for the other members of the Management to between 10 and 60 per cent of the basic salary. Within these parameters the allocation of shares (restricted stock) is estimated to amount to approximately 68 per cent of the aggregate value of shares and options, and employee stock options approximately 32 per cent of such aggregate value.

The difference from previous years is that the size of the final allocation of employee stock options will be determined after the end of 2005 and will be conditional on the achievement by each relevant person of the same objectives as set out for the variable salary under Principles for Compensation etc above.

The intention is not that new shares shall be issued as a result of employee stock options or the share program, nor that the Company shall transfer shares to the relevant persons from its treasury stock, if any.

Further information
The Board of Directors' complete proposal for the Meeting's resolution, including further background information, motivation and information on the principles for compensation and the estimated financial effects of the incentive programs etc in accordance with available guidelines, will be made available at the Company's premises and on the Company's web site from 11 March 2005 and will be sent free of charge to shareholders who have given notice of their intention to attend the Meeting, or so request from the Company.

Other proposals for decision

Items 1, 12, 13 and 14 – Proposal for Chairman of the Meeting, the number of Members of the Board of Directors, the compensation to the Board of Directors and the auditors and the election of the Chairman of the Board of Directors and other Members of the Board of Directors
Investor's Nomination Committee, consisting of Claes Dahlbäck (Chairman of the Board of Directors), Pia Rudengren (Knut and Alice Wallenberg Foundation), Peter Rudman (Nordea's mutual funds), Lars Isacsson (EB Foundation) and Caroline af Ugglas (Skandia), jointly representing more than 50 percent of the voting rights for all the shares in the Company proposes the following:

- Claes Dahlbäck as Chairman of the Meeting.

- Nine Members of the Board of Directors and no Deputy Members of the Board of Directors.

- A total compensation to the Board of Directors of 5,050,000 Swedish kronor to be divided as follows: 1,500,000 Swedish kronor to the Chairman of the Board of Directors, 400,000 Swedish kronor to other Members of the Board of Directors not employed in the Company and a total of 750,000 Swedish kronor for work in the committees of the Board of Directors.

- Auditors' fees to be paid upon approval of their invoice.
  At the 2003 Annual General Meeting the registered auditing firms KPMG Bohlins AB, with Carl Lindgren as auditor in charge, and Ernst & Young AB with Jan Birgerson as auditor in charge, were elected as auditors for the period up to the end of the Annual General Meeting in 2007.

- The following persons are proposed for re-election as Members of the Board of Directors: Sune Carlsson, Sirkka Hämäläinen, Ulla Litzén, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg.

The Chairman of the Board of Directors, Claes Dahlbäck, and the Member of the Board of Directors, Peter D. Sutherland, have declined re-election.
Jacob Wallenberg, Vice Chairman of the Board of Directors, is proposed as new Chairman of the Board of Directors.

Item 17 - Proposal for resolution regarding a Nomination Committee
The Knut and Alice Wallenberg Foundation, the EB Foundation, Nordea's mutual funds, Skandia, the Marianne and Marcus Wallenberg Foundation and the Marcus and Amalia Wallenberg Memorial Fund, which shareholders jointly represent approximately 60 per cent of the votes for all shares in the Company, have notified the Company that they will propose that the Annual General Meeting resolves:

1. That the Company shall have a Nomination Committee consisting of one representative for each of the four shareholders controlling the largest number of votes and the Chairman of the Board of Directors. The names of the four shareholder representatives and the names of the shareholders they represent shall be published six months prior to the Annual General Meeting in 2006 and shall be based on the known number of votes immediately prior to such publication. The Nomination Committee shall remain in office until a new Nomination Committee has been appointed. The Chairman of the Nomination Committee shall, unless the members agree otherwise, be the member who represents the shareholder controlling the largest number of votes.

2. That, if during the incumbency of the Nomination Committee, one or more shareholders who have appointed members of the Nomination Committee ceases to belong to the four shareholders controlling the largest number of votes, the members appointed by such shareholders shall resign from the Committee and the shareholder or shareholders who have become one of the four shareholders controlling the largest number of votes shall appoint its representatives. In the absence of imperative reasons, however, no changes shall be made in the composition of the Nomination Committee if merely marginal changes in the number of votes have taken place or if the changes occur later than two months prior to the Annual General Meeting. Shareholders who have appointed a representative to the Nomination Committee shall be entitled to dismiss such member and appoint a replacement member of the Nomination Committee. Changes in the composition of the Nomination Committee shall be published immediately after such changes having been made.

3. That the Nomination Committee shall present the following proposals for resolutions to the Annual General Meeting in 2006:
   (a) proposal for Chairman of the Meeting;
   (b) proposal for Members of the Board of Directors;
   (c) proposal for Chairman of the Board of Directors;

(d) proposal for remuneration to the Members of the Board of Directors, distinguishing between the Chairman of the Board of Directors and other Members of the Board of Directors and remuneration for committee work; and

(e) proposal for remuneration to the Company's auditors.

4. That the Nomination Committee shall otherwise discharge any functions or assignments which are incumbent on the Nomination Committee under the terms of the Code of Corporate Governance, and that the Company on the request of the Nomination Committee shall put at the Committee's disposal staff resources, such as secretarial functions in the Committee to facilitate the Committee's work. If required, the Company shall also defray reasonable expenses for external advisers that the Nomination Committee judges necessary to engage for the due discharge of the Committee's functions and assignments.

Stockholm, March 2005

The Board of Directors

The President's address on the Internet

The President's address will be available on Investor's website, www.investorab.com, as of Tuesday, April 12, 2005.